Filed Pursuant to Rule 433

Registration Statement No. 333-194224

Issuer Free Writing Prospectus dated March 9, 2015 relating to

Preliminary Prospectus Supplement dated March 9, 2015

(To Prospectus dated February 28, 2014)

$1,000,000,000

$500,000,000 3.375% Senior Notes due 2025

$500,000,000 4.375% Senior Notes due 2045

Final Term Sheet

March 9, 2015

Issuer:	BorgWarner Inc.

Trade Date:	March 9, 2015

Settlement Date:	March 16, 2015 (T+5)

Anticipated Ratings*:	Moody’s: Baa1 (Stable) / S&P: BBB+ (Stable) / Fitch: BBB+ (Stable)

Joint Book-running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. PNC Capital Markets LLC

Co-Managers:

Commerz Markets LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Title of Securities:	3.375% Senior Notes due 2025	4.375% Senior Notes due 2045

Principal Amount:	$500,000,000	$500,000,000

Maturity Date:	March 15, 2025	March 15, 2045

Coupon (Interest Rate):	3.375% per annum	4.375% per annum

Price to Public (Issue Price):	99.798%	99.685%

Denominations:	$2,000, and integral multiples of $1,000 in excess thereof	$2,000, and integral multiples of $1,000 in excess thereof

Yield to Maturity:	3.399%	4.394%

Spread to Benchmark Treasury:	+120 basis points	+160 basis points

Benchmark Treasury:	2.000% UST due February 15, 2025	3.000% UST due November 15, 2044

Benchmark Treasury Price and Yield:	98-07+; 2.199%	104-04; 2.794%

Net Proceeds (before expenses):	$495,740,000	$494,050,000

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2015.	Semi-annually on March 15 and September 15, commencing on September 15, 2015.

Record Dates:	March 1 and September 1	March 1 and September 1

Make-Whole Call:	T+20 bps at any time prior to December 15, 2024 (3 months prior to the maturity date of the notes)	T+25 bps at any time prior to September 15, 2044 (6 months prior to the maturity date of the notes)

Par Call:	At any time on or after December 15, 2024 (3 months prior to the maturity date of the notes)	At any time on or after September 15, 2044 (6 months prior to the maturity date of the notes)

CUSIP/ISIN:	099724 AJ5 / US099724AJ55	099724 AH9 / US099724AH99

The following table sets forth the ratio of earnings to fixed charges for the year ended December 31, 2014.

	2014 Pro Forma(a)	2014 Actual
Ratio of Earnings to Fixed Charges	13.00x	16.95x

(a)	The ratio of earnings to fixed charges for the year ended December 31, 2014 has been adjusted on a pro forma basis to give effect to the offer and sale of the Notes offered hereby and the intended application of the net proceeds from the sale of the Notes as contemplated under “Use of Proceeds” in the preliminary prospectus supplement. The pro forma interest rate was calculated based on a weighted-average interest rate of the Notes.

For the purposes of computing this ratio, “earnings” consist of income from continuing operations before income taxes, non-controlling interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (i) amortization of previously capitalized interest, (ii) distributed income from equity affiliates and (iii) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.

*Note: None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751 .

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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